Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

SUPPL

RECEIVED
2006 SEP -7 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

30 August 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 45

[redacted]

06016625

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	10.08.2006, 18.08.2006, 23.08.2006 and 28.08.2006
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	28.08.2006 and 30.06.2006
3	Notice of interest of Permodalan Nasional Berhad, a substantial shareholder.	28.08.2006
4	Notice of interest of Yayasan Pelaburan Bumiputra, a substantial shareholder.	28.08.2006
5	Acquisition of new subsidiaries.	11.08.2006
6	Incorporation of a new subsidiary - Sime Darby Regent Motors Limited.	14.08.2006
7	Final dividend entitlements.	29.08.2006
8	Financial Results of Sime Darby Berhad for the fourth quarter ended 30 June 2006.	29.08.2006
9	i. Proposed Renewal of Authorisation to Purchase Own Shares ii. Proposed Shareholders' Mandate for Recurrent Related Party Transactions	29.08.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 9/7

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/lm/working/sdb/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Submitted by S DARBY on 10/08/2006 05:55:09 PM
Reference No SD-060810-64115

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/07/2006	* 589,200	
Disposed	27/07/2006	500,000	
Acquired	28/07/2006	91,400	
Disposed	28/07/2006	148,500	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 411,598,705
Direct (%) : 16.69
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after : 411,598,705

change

* Date of notice : 28/07/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 3rd August 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 18/08/2006 05:22:29 PM
Submitted by S DARBY on 18/08/2006 05:24:34 PM
Reference No SD-060808-4964F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 31/07/2006	* 663,700	
Acquired	01/08/2006	97,600	
Disposed	01/08/2006	145,600	
Acquired	02/08/2006	831,400	
Disposed	02/08/2006	635,000	
Disposed	03/08/2006	918,600	
Disposed	04/08/2006	950,000	
Disposed	07/08/2006	260,400	
Acquired	08/08/2006	37,400	
Disposed	08/08/2006	150,000	
Acquired	09/08/2006	100,000	
Disposed	09/08/2006	98,900	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board.
* Nature of interest : Direct

Direct (units)	:	**408,842,905**
Direct (%)	:	**16.58**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**408,842,905**
* Date of notice	:	**09/08/2006**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 7th, 9th, 11th and 15th August 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 23/08/2006 05:09:40 PM
Submitted by S DARBY on 23/08/2006 05:10:12 PM
Reference No SD-060823-228A1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of Incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 300,000 shares
Disposal of 2,100,000 shares)

AmanahRaya JMF Asset Management Sdn. Bhd.
(Acquisition of 100,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 10/08/2006	* 300,000	
Disposed	10/08/2006	600,000	
Disposed	11/08/2006	1,500,000	
Acquired	11/08/2006	100,000	

* Circumstances by reason of : Acquisition and disposal of shares by the EPF Board and its

which change has occurred		Portfolio Manager.
• Nature of interest	:	**Direct**
Direct (units)	:	**407,142,905**
Direct (%)	:	**16.51**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
• **Total no of securities after change**	:	**407,142,905**
• Date of notice	:	**11/08/2006**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 17th August 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28/08/2006 05:38:17 PM
Submitted by S DARBY on 28/08/2006 05:40:59 PM
Reference No SD-060824-6D7B0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :

- * Company name : Sime Darby Berhad
- * Stock name : SIME
- * Stock code : 4197
- * Contact person : Nancy Yeoh Poh Yew
- * Designation : Group Secretary

Particulars of substantial Securities Holder

- * Name : Employees Provident Fund Board
- * Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
- * NRIC/passport no/company no. : EPF ACT 1991
- * Nationality/country of incorporation : Malaysia
- * Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
- * Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 821,600 shares
Disposal of 1,201,600 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Acquisition of 100,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 14/08/2006	* 13,800	
Disposed	14/08/2006	710,100	
Acquired	14/08/2006	50,000	
Acquired	15/08/2006	50,000	
Acquired	15/08/2006	807,800	
Disposed	17/08/2006	491,500	

- * Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Manager.
- * Nature of interest : Direct
- Direct (units) : 408,882,905
- Direct (%) : 16.5

	Indirect/deemed interest (units) :	
	Indirect/deemed interest (%) :	
*	Total no of securities after change :	406,862,905
*	Date of notice :	17/08/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 21st and 23rd August 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 28/08/2006 05:36:54 PM
Submitted by S DARBY on 28/08/2006 05:41:04 PM
Reference No SD-060824-6E75C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/08/2006	* 2,500,000	
Disposed	16/08/2006	250,000	

* Circumstances by reason of which change has occurred : Disposal of shares by the Company.
* Nature of interest : Direct
Direct (units) : 898,887,932
Direct (%) : 36.46
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : **898,887,932**

* Date of notice : **16/08/2006**

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 22nd and 23rd August 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 30/08/2006 05:30:47 PM
Submitted by S DARBY on 30/08/2006 05:31:46 PM
Reference No SD-060825-62386

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 17/08/2006	* 150,000	
Disposed	17/08/2006	50,000,000	

* Circumstances by reason of which change has occurred : Disposal of shares by the Company.
* Nature of interest : Direct
Direct (units) : 848,737,932
Direct (%) : 34.42
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 848,737,932

* Date of notice : 17/08/2006

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 23rd August 2006.

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by S DARBY on 28/08/2006 05:41:08 PM
Reference No SD-060824-3EF00

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	038218-X
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Date interest acquired & no of securities acquired

* Date interest acquired	:	17/08/2006
No of securities	:	130,137,900
* Circumstances by reason of which Securities Holder has interest	:	Acquisition of shares by the Company.
* Nature of interest	:	Direct
Price transacted (RM)	:	
Total no of securities after change	:	
Direct (units)	:	130,137,900
Direct (%)	:	5.28
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	17/08/2006

Remarks :
The notice of interest was received from Permodalan Nasional Berhad on 24th of August 2006.

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by S DARBY on 28/08/2006 05:41:07 PM
Reference No SD-060824-62423

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Yayasan Pelaburan Bumiputra
*	Address	: c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 37113-P
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Date interest acquired & no of securities acquired

*	Date interest acquired	: 17/08/2006
	No of securities	: 130,137,900
*	Circumstances by reason of which Securities Holder has interest	: Acquisition of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one share in Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
*	Nature of interest	: Deemed interest
	Price transacted (RM)	:
	Total no of securities after change	:
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: 130,137,900
	Indirect/deemed interest (%)	: 5.28
*	Date of notice	: 17/08/2006

Remarks :
The notice of interest was received from Yayasan Pelaburan Bumiputra on 24th of August 2006.

Form Version 2.0

General Announcement

Submitted by S DARBY on 11/08/2006 17:42:13
Reference No SD-060807-54292

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Acquisition of new subsidiaries

* **Contents :-**

Sime Darby Berhad ("Sime Darby" or "the Company") wishes to announce that its 60%-owned subsidiary, Sime Darby Brunsfield Holding Sdn Bhd (formerly known as Sime Darby Brunsfield Development Sdn Bhd) ("SDBH") had on 10 August 2006 acquired 2 ordinary shares of RM1.00 each in the following companies representing 100% of their respective total issued and paid-up share capital at par for cash:-

	Company	Date of Incorporation
1.	Sime Darby Brunsfield Resources Sdn Bhd	08.08.2006
2.	Sime Darby Brunsfield Property Management Sdn Bhd	08.08.2006
3.	Sime Darby Brunsfield Properties Holding Sdn Bhd	08.06.2006
4.	Sime Darby Brunsfield Damansara Sdn Bhd	08.06.2006
5.	Sime Darby Brunsfield Resort Sdn Bhd	08.06.2006
6.	Sime Darby Brunsfield Kenny Hills Sdn Bhd	08.06.2006
7.	Sime Darby Brunsfield Darby Hills Sdn Bhd	08.06.2006
8.	Sime Darby Brunsfield Motorworld Sdn Bhd	08.06.2006
9.	Sime Darby Brunsfield Taipan City Sdn Bhd	07.07.2006

The above companies have been incorporated in Malaysia as private limited companies under the Companies Act, 1965 and are currently dormant. The proposed principal activities of these companies shall be property holdings and development. The companies have each an authorised capital of RM100,000.00 comprising 100,000 ordinary shares of RM1.00 each, of which 2 ordinary shares of RM1.00 have been issued and fully paid-up.

The above acquisitions do not have any effect on the issued and paid-up share capital of Sime

Darby and the substantial shareholders' shareholdings. The acquisitions also do not have any material impact on the earnings and net assets of the Sime Darby Group for the financial year ending 30 June 2007.

The Directors of SDBH namely YM Tunku Dato' P Badlishah ibni Tunku Annuar and Mr Chong Kee Hong are also Directors of and Subscribers to the Memorandum and Articles of Association of the companies listed above in items 3 to 9 inclusive.

Save as disclosed above, none of the Directors and/or substantial shareholders of Sime Darby and persons connected to them have any interest, direct or indirect in the above acquisitions.

This announcement is dated 11 August 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement

Submitted by S DARBY on 14/08/2006 05:09:09 PM
Reference No SD-060814-41006

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

Incorporation of a new subsidiary - Sime Darby Regent Motors Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("SDB") wishes to announce that a wholly-owned subsidiary, Sime Darby Regent Motors Limited ("SDRM") was incorporated in Thailand on 8 August 2006. The authorised capital of SDRM is Baht30,000,000 comprising 300,000 shares of Baht100 each, of which Baht25 has been paid on each share. The shares are held by Sime Darby (Thailand) Limited, a wholly-owned subsidiary of SDB. The principal activity of SDRM will be motor dealership.

The investment in SDRM is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 14 August 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by S DARBY on 29/08/2006 05:00:46 PM
Reference No SD-060823-62327

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Entitlement date :17/11/2006

* Entitlement time :04:00:00 PM

* Entitlement subject :Final Dividend

* Entitlement description

A gross final dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20%

Period of interest payment : to

Financial Year End :30/06/2006

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Epsilon Registration Services Sdn. Bhd.
312, 3rd Floor, Block C, Kelana Square
17 Jalan SS 7/26
47301 Petaling Jaya
Selangor Darul Ehsan
Tel: 03-78062116

Payment date :15/12/2006

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :17/11/2006

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :15/11/2006

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ Ratio ● RM ○ Percentage

* Entitlement in RM (RM) :0.25

Remarks

Form Version 2.0

Financial Results

Submitted by S DARBY on 29/08/2006 05:00:58 PM
Reference No SD-060829-56415

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	30/06/2006
* Quarter	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End	:	30/06/2006
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

profit&loss acc_JuneKLSE2006.doc balance sheet_JuneKLSE2006.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006	30/06/2005	30/06/2006	30/06/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	5,409,363	5,084,716	20,162,150	18,645,727
2	Profit/(loss) before tax	563,254	407,827	1,642,170	1,364,799
3	Profit/(loss) for the period	431,368	300,908	1,203,042	833,393
4	Profit/(loss) attributable to ordinary equity holders of the parent	401,633	250,067	1,120,545	801,205
5	Basic earnings/(loss) per share (sen)	16.30	10.50	46.30	33.70

6	Proposed/Declared dividend per share (sen)	25.00	21.00	30.00	26.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.5700	3.3500

Remarks :

The interim dividend of 5.0 sen gross per share less Malaysian tax at 28% for the financ:'al year ended 30th June 2006, which was declared on 28th February 2006, was paid on 19th May 2006.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006	30/06/2005	30/06/2006	30/06/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	25,462	19,134	78,739	68,652
2	Gross interest expense	33,058	25,015	121,853	95,239

Remarks :

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT
On consolidated results for the fourth quarter ended 30th June 2006

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the fourth quarter ended 30th June 2006

		Quarter ended 30th June			Year ended 30th June		
	Note	Unaudited 2006 RM Million	Unaudited 2005 RM Million	% +/-	Unaudited 2006 RM Million	Audited 2005 RM Million	% +/-
Revenue	A8	5,409.3	5,094.7	+ 6	20,162.1	18,645.7	+ 8
Operating expenses		(4,978.6)	(4,970.4)		(18,838.5)	(17,648.8)	+ 7
Other operating income		99.2	268.1		258.6	409.2	
Operating profit		529.9	392.4	+ 35	1,582.2	1,406.1	+ 13
Share of results of jointly controlled entities		0.9	(18.8)		1.5	(74.4)	
Share of results of associates		34.3	32.9		90.8	40.0	
Profit before interest		565.1	406.5	+ 39	1,674.5	1,371.7	+ 22
Investment and interest income		31.2	26.4		89.5	88.3	
Finance costs		(33.0)	(25.0)		(121.8)	(95.2)	
Profit before taxation	A8	563.3	407.9	+ 38	1,642.2	1,364.8	+ 20
Taxation	B5	(134.0)	(105.8)		(429.4)	(423.9)	
Share of taxation of associates	B5	2.1	(1.2)		(9.7)	(7.5)	
Profit after taxation		431.4	300.9	+ 43	1,203.1	933.4	+ 29
Minority interests		(29.7)	(50.8)		(82.5)	(132.2)	
Net profit for the period		401.7	250.1	+ 61	1,120.6	801.2	+ 40
		Sen	Sen		Sen	Sen	
Earnings per share							
- Basic	B13	16.3	10.5	+ 55	46.1	33.7	+ 37
- Diluted	B13	16.3	10.4	+ 57	45.9	33.6	+ 37

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	Unaudited 30th June 2006 RM Million	Audited 30th June 2005 RM Million
SHARE CAPITAL		1,232.8	1,195.1
RESERVES		7,571.0	6,810.0
SHAREHOLDERS' FUNDS		8,803.8	8,005.1
MINORITY INTERESTS		990.2	1,179.1
		9,794.0	9,184.2
NON-CURRENT LIABILITIES			
Loans and financing	B9	2,083.2	1,854.0
Deferred taxation liabilities		234.8	233.0
		2,318.0	2,087.0
		12,112.0	11,271.2
CURRENT ASSETS			
Inventories		3,381.3	3,306.1
Property development costs		787.3	765.4
Trade and other receivables		3,318.6	2,856.0
Tax recoverable		134.9	105.6
Short term investments		–	26.8
Cash held under Housing Development Accounts		280.2	409.7
Bank balances, deposits and cash		2,932.2	2,181.5
		10,834.5	9,651.1
CURRENT LIABILITIES			
Trade and other payables		3,794.6	3,752.7
Provisions		130.1	130.6
Short term borrowings	B9	1,256.6	837.0
Current taxation		244.5	243.5
		5,425.8	4,963.8
NET CURRENT ASSETS		5,408.7	4,687.3
NON-CURRENT ASSETS			
Trade and other receivables		454.1	465.7
Deferred taxation assets		364.9	368.0
Investments		348.4	155.8
Associates		545.2	815.7
Jointly controlled entities		1.1	(0.3)
Land held for property development		262.5	309.6
Property, plant and equipment	A9	4,655.6	4,396.8
Goodwill		3.0	–
Intangible assets		68.5	72.6
		6,703.3	6,583.9
		12,112.0	11,271.2
		Sen	Sen
NET ASSETS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT		357	335

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes In Equity for the year ended 30th June 2006

	← Non-distributable				→	Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
Unaudited							
At 1st July 2005	1,195.1	2,670.9	72.2	211.8	749.2	3,105.9	8,005.1
Currency translation differences	–	–	–	–	(75.8)	–	(75.8)
Effect of dilution of interest in associates	–	–	–	3.6	–	0.5	4.1
Goodwill written off	–	–	–	–	–	(183.8)	(183.8)
Net gains/(losses) not recognised in income statement	–	–	–	3.6	(75.8)	(183.3)	(255.5)
Net profit for the year	–	–	–	–	–	1,120.6	1,120.6
Final dividend for the year ended 30th June 2005	–	–	–	–	–	(397.9)	(397.9)
Interim dividend for the year ended 30th June 2006	–	–	–	–	–	(88.6)	(88.6)
Issue of shares	37.7	382.4	–	–	–	–	420.1
At 30th June 2006	1,232.8	3,053.3	72.2	215.4	673.4	3,556.7	8,803.8
Audited							
At 1st July 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7
Currency translation differences	–	–	–	–	128.6	–	128.6
Effect of dilution of interest in an associate	–	–	–	2.6	–	(1.4)	1.2
Goodwill written off	–	–	–	–	–	(1,046.3)	(1,046.3)
Net gains/(losses) not recognised in income statement	–	–	–	2.6	128.6	(1,047.7)	(918.5)
Transfer to retained profits in respect of sale of properties	–	–	(3.8)	–	–	3.8	–
Net profit for the year	–	–	–	–	–	801.2	801.2
Final dividend for the year ended 30th June 2004	–	–	–	–	–	(391.0)	(391.0)
Interim dividend for the year ended 30th June 2005	–	–	–	–	–	(86.0)	(86.0)
Issue of shares	17.2	155.5	–	–	–	–	172.7
At 30th June 2005	1,195.1	2,670.9	72.2	211.8	749.2	3,105.9	8,005.1

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2006

	Unaudited Year ended 30th June 2006		Audited Year ended 30th June 2005	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		1,203.1		933.4
Adjustments for:				
Unusual items (Note A4)		7.8		122.0
Gain on disposal of property, plant and equipment		(28.0)		(13.1)
Share of results of jointly controlled entities and associates		(92.3)		34.4
Unrealised exchange (gain)/loss		(3.8)		3.3
Investment income		(10.8)		(19.7)
Interest income		(78.7)		(68.6)
Finance costs		121.8		95.2
Depreciation		376.7		360.6
Taxation		439.1		431.4
Others		10.7		86.8
		1,945.6		1,965.7
(Increase)/decrease in working capital				
Inventories		(153.4)		(797.0)
Property development costs		43.8		(13.4)
Trade and other receivables		(448.2)		(346.9)
Cash held under Housing Development Accounts		129.5		(120.9)
Trade and other payables and provisions		30.3		431.2
Cash generated from operations		1,547.6		1,118.7
Taxation paid		(455.2)		(439.9)
Dividends from associates		67.4		44.2
Net cash inflow from operating activities		1,159.8		723.0
Investing activities				
Investment income received	13.1		23.1	
Interest income received	77.7		70.8	
Purchase of investments	(7.4)		(4.0)	
Purchase of associates, subsidiaries and *a jointly controlled entity*	(154.8)		(1,272.5)	
Purchase of additional interest in existing subsidiaries	(86.1)		(200.0)	
Capital repayment by associates	41.4		5.4	
Purchase of property, plant and equipment	(738.2)		(543.3)	
Purchase of intangible assets	(0.5)		–	
Costs incurred on land held for property development	(22.4)		(55.6)	
Proceeds from sale of investments	29.6		791.1	
Proceeds from sale of associates and subsidiaries	84.9		127.0	
Proceeds from sale of property, plant and equipment	181.2		240.7	
Net cash outflow from investing activities		(581.5)		(817.3)

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2006 (cont'd)

	Unaudited Year ended 30th June 2006		Audited Year ended 30th June 2005	
	RM Million	RM Million	RM Million	RM Million
Financing activities				
Proceeds from shares issued under the Sime Darby Berhad Employees' Share Option Scheme	178.6		172.7	
Proceeds from shares issued to minority interests	1.4		–	
Finance costs paid	(124.8)		(96.5)	
Net borrowings raised	701.9		213.7	
Dividends paid to shareholders of Sime Darby Berhad	(486.5)		(477.0)	
Dividends paid to minority interests in subsidiaries	(76.0)		(121.3)	
Net cash inflow/(outflow) from financing activities		194.6		(308.4)
Increase/(decrease) in cash and cash equivalents		772.9		(402.7)
Cash and cash equivalents at beginning of the year		2,153.4		2,542.0
Foreign exchange differences		(5.9)		14.1
Cash and cash equivalents at end of the year		2,920.4		2,153.4

For the purpose of the cash flow statement, cash and cash equivalents comprised the following:

	2006	2005
Bank balances, deposits and cash	2,932.2	2,181.5
Bank overdrafts - secured (Note B9)	–	(2.8)
- unsecured (Note B9)	(11.8)	(25.3)
	2,920.4	2,153.4

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2006
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MALAYSIAN FRS NO. 134 (MASB NO. 26)

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Financial Reporting Standards ("FRS") No. 134 (MASB No. 26) "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2005. Other than as stated below, the accounting policies and presentation adopted for these interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2005:

1. The following FRS are applied in accounting for business combinations, where the agreement is dated on or after 1st January 2006, and in accounting for goodwill and intangible assets arising therefrom:

   - FRS 3 - Business Combinations
   - FRS 136 - Impairment of Assets
   - FRS 138 - Intangible Assets

   With the adoption of FRS 3, the excess of cost of acquisition over the fair value of identifiable assets, liabilities and contingent liabilities acquired is retained in the balance sheet as goodwill, while the shortfall is credited to income statement in the year of acquisition. Goodwill is tested for impairment annually and when indication of impairment exists.

   The existing policy of writing off goodwill against retained profits will still be applied on completion of those acquisitions where the agreements were signed but are pending fulfilment of conditions precedent as at 31st December 2005.

   There is no change to existing accounting policies following the adoption of FRS 136 and FRS 138.

   These standards are applied prospectively. Accordingly, there is no change to the opening balance of retained profits of the prior and current year, or their comparatives.

2. Certain changes have been made to the segment information presented in Notes A8, B1 and B2, principally the transfer of engineering and systems integration companies from General Trading, Services and Others to the Energy and Utilities Division, to more closely reflect the composition of and conform with the Group's management reporting structure.

   The comparative figures on the segment information presented in these interim financial statements have also been reclassified accordingly.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2005.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

Notes on the quarterly report – 30th June 2006
Amounts in RM million unless otherwise stated

A4. Unusual items

	Quarter ended 30th June		Year ended 30th June	
	2006	2005	2006	2005
Operating profit includes the following:				
(Loss)/gain on disposal of investments, jointly controlled entity and subsidiaries (Note A12)	(6.3)	32.4	3.4	77.4
Gain on disposal of properties (Note B6)	15.0	9.8	15.2	10.6
(Impairment)/writeback of property, plant and equipment	(3.9)	4.5	(6.8)	(19.8)
Impairment loss of associates	(0.9)	(20.4)	(20.9)	(20.4)
Impairment loss of investments	–	(8.5)	–	(8.5)
Provision for vehicles sales receivables in China	–	–	–	(163.7)
Others	(1.5)	0.8	1.3	2.4
Sub-total	2.4	18.6	(7.8)	(122.0)
Provision for foreseeable contract losses	–	–	–	(55.0)
	2.4	18.6	(7.8)	(177.0)

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the current financial year or the previous financial year that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

On 21st December 2005, Sime Darby Berhad issued RM500 million 4 years Al-Murabahah Medium Term Notes under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, at par with a profit rate of 4.30% per annum.

During the year ended 30th June 2006, the following new ordinary shares of RM0.50 each were issued:

1. Issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme

Option price RM	No of ordinary shares of RM0.50 each
4.90	5,525,000
5.08	4,795,000
5.09	442,000
5.47	6,514,000
5.28	16,878,000
	34,154,000

As at 30th June 2006, options over 62,012,000 unissued ordinary shares remained outstanding.

2. On 26th January 2006, 41,139,600 new ordinary shares of RM0.50 each were issued under the terms of the privatisation of Tractors Malaysia Holdings Berhad. These shares were quoted on the Main Board of Bursa Malaysia Securities Berhad on 6th February 2006.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the financial year under review.

Amounts in RM million unless otherwise stated

A7. Dividends paid

The gross final dividend of 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share tax exempt for the financial year ended 30th June 2005 was paid on 16th December 2005.

The gross interim dividend of 5.0 sen per share less Malaysian tax at 28% for the financial year ended 30th June 2006, which was declared on 28th February 2006, was paid on 19th May 2006.

A8. Segmental reporting

Primary reporting format – business segments	Year ended 30th June 2006		Year ended 30th June 2005	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,475.9	260.4	1,592.5	270.7
Property	786.3	227.9	968.1	346.7
Heavy Equipment	5,558.5	571.3	4,751.1	461.9
Motor Vehicle	8,287.7	363.7	7,261.6	214.0
Energy and Utilities	1,736.9	279.3	1,671.5	133.5
General Trading, Services and Others	2,316.8	3.7	2,400.9	(29.7)
	20,162.1	1,706.3	18,645.7	1,397.1
Unallocated corporate expenses		(31.8)		(25.4)
Investment and interest income		89.5		88.3
Finance costs		(121.8)		(95.2)
		1,642.2		1,364.8

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2005.

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 30th June 2006	As at 30th June 2005
Contracted	171.3	132.1
Not contracted	204.1	380.1

Amounts in RM million unless otherwise stated

A11. Significant post balance sheet events

There was no item, transaction or event of a material or unusual nature during the period from the end of the financial year to 22nd August 2006, except as disclosed in Note B8.

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations

1. The effect of disposals on the results was as follows:

	Quarter ended 30th June 2006	Quarter ended 30th June 2005	Year ended 30th June 2006	Year ended 30th June 2005
Gains/(losses) on disposal of :				
Unquoted				
- subsidiaries (Note B6)	(8.5)	(3.9)	(0.9)	(96.9)
- associates (Note B6)	(4.0)	1.3	1.3	1.3
- jointly controlled entity	–	(1.4)	–	(1.4)
- other investments (Note B6)	–	1.5	–	1.5
Quoted				
- associates	–	6.6	–	88.1
- other investments (Note B7)	–	28.3	3.0	84.8
Reversal of provision for losses on subsidiaries pending completion of disposal	6.2	–	–	–
	(6.3)	32.4	3.4	77.4

Disposals during the year ended 30th June 2006 included the following subsidiaries:

a) On 9th August 2005, SD Holdings Berhad disposed the entire equity interest in Simex Chemical Sdn. Bhd. for RM1.3 million.

b) On 30th September 2005, Sime Malaysia Region Berhad ("SMRB") entered into a Sale and Purchase Agreement with Petra Foods Limited for the disposal of its entire 100% equity interest in Sime Darby Marketing Sdn. Bhd. ("SDM") for RM1.00. SMRB had on 12th December 2005 completed the disposal of 70% equity interest in SDM. The disposal of the remaining 30% equity interest in SDM was completed on 14th March 2006.

c) On 28th October 2005, Sime Darby Singapore Limited acquired the remaining 10% equity in Technochem Private Limited ("Technochem") for S$598,300 and thereafter disposed the entire 100% equity interest in Technochem for S$9.2 million.

d) On 29th December 2005, Sime Singapore Limited entered into a Share Sale Agreement with F&NCC Beverages Sdn. Bhd. for the disposal of its entire 51.12% equity interest in Sime Oleander Sdn. Bhd. for RM8.6 million. The disposal was completed on 12th April 2006.

Amounts in RM million unless otherwise stated

A12. Effect of changes in the composition of the Group during the period, including business combinations, *acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued* operations (continued)

Assets and liabilities disposed and the net cash inflow arising from the disposal of subsidiaries were analysed as follows:

	Year ended 30th June 2006
Non-current assets	41.5
Net current liabilities	(7.6)
Net assets disposed	33.9
Loss on disposal of subsidiaries	(0.9)
Proceeds from disposal of subsidiaries	33.0
Less : Cash and cash equivalents in subsidiaries disposed	(5.6)
Net cash inflow on disposal	27.4

The net proceeds from disposal of associates and other investments are included in the Unaudited Condensed Consolidated Cash Flow Statement.

2. The following subsidiaries were placed under members' voluntary liquidation during the year ended 30th June 2006:

   a) Alexander Forbes (Malaysia) Sdn. Bhd. on 21st November 2005.

   b) Rising Paper Products Private Limited on 21st November 2005.

   c) Arabis Pte Ltd on 23rd November 2005.

   There were no material effects arising therefrom.

Amounts in RM million unless otherwise stated

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations (continued)

3. The effect of business combinations during the year ended 30th June 2006 on the results was as follows:

	Year ended 30th June 2006	Pre-acquisition	Post-acquisition
Revenue	771.6	688.0	83.6
Net profit for the period	12.9	5.3	7.6

Business combinations during the year ended 30th June 2006 included the following :

a) On 19th August 2005, Subang Jaya Medical Centre Sdn. Bhd. acquired the entire equity interest in Megah Medical Specialists Group Sdn. Bhd. ("MMSG") for RM10.7 million. MMSG is principally involved in the provision of medical services.

b) On 18th November 2005, Sime Overseas Sdn. Bhd. entered into an agreement with Weifang Yintong Guoji Investment Co. Ltd. for the establishment of Weifang Sime Darby Investment and Management Co. Ltd. and the acquisition of 80% equity interest each in Weifang Sime Darby Port Co. Ltd and Weifang Sime Darby Water Co. Ltd for USD 20.0 million and USD 10.0 million respectively.

c) On 30th December 2005, Sime Darby Motors Sdn. Bhd. acquired the entire equity interest in Special Brand Sdn. Bhd. ("SBSB") for RM1,700. The principal activity of SBSB will be the importation and distribution of motor vehicles.

d) On 30th March 2006, B.M.W. Concessionaires (H.K.) Limited acquired the entire equity interest in Shenzhen Bow Chuang Vehicle Trading Company Limited ("SBCVT") for RMB10 million. The principal activities of SBCVT are the retailing of automobiles and the provision of after-sales and management services.

e) On 12th April 2006, Tractors Malaysia (1982) Sdn. Bhd. acquired the entire equity interest in Tractors Material Handling Sdn. Bhd. (formerly known as Grand Valuations Sdn. Bhd.) ("TMH") for RM2.00. The principal activities of TMH will be the sale and distribution of lift trucks and the rental and servicing of material handling equipment.

f) On 28th April 2006, Sime UEP Development Sdn. Bhd. and Sime Darby Property Development Sdn. Bhd. ("SDPD") subscribed for shares representing 40% and 30% of the equity interest in Sime UEP Brunsfield Properties Sdn. Bhd. ("SUEP Brunsfield") respectively. SUEP Brunsfield's principal activities will be the design, building, construction, marketing, sale and management of service apartments and commercial buildings.

g) On 15th May 2006, Tractors Malaysia Holdings Berhad acquired 70% equity interest in CICA Limited ("CICA") for USD1.4 million. CICA is involved in the business of distribution, sales and maintenance of trucks, drilling equipment and compressors in Vietnam.

h) On 18th May 2006, SDPD subscribed for shares representing 60% of the equity interest in Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.) ("SDBH"). SDBH's principal activities will be the design, building, construction, marketing, sale and management of service apartments and commercial buildings.

i) On 12th June 2006, Sime Darby Energy & Utilities Sdn. Bhd. (formerly known as Aspry Ventures Sdn. Bhd.) subscribed for shares representing 60% of the equity interest in Sime Darby Brunsfield Engineering Sdn. Bhd. ("SDBE"). SDBE's principal activities will be the procurement, design and execution of engineering contracts jointly identified by its shareholders.

Amounts in RM million unless otherwise stated

A12. **Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations (continued)**

Assets and liabilities acquired and the net cash outflow arising from the acquisition of subsidiaries were analysed as follows:

	Book Value	Fair value
Non-current assets	100.7	104.6
Non-current liabilities	–	(0.7)
Net current liabilities	(4.2)	(4.2)
Net assets	96.5	99.7
Minority interests	(17.9)	(17.9)
Net assets acquired	78.6	81.8
Goodwill written off to retained profits		56.6
Goodwill retained in balance sheet		3.0
Purchase consideration including direct costs relating to the acquisition		141.4
Less : Cash and cash equivalents in subsidiaries acquired		(5.6)
Net cash outflow on acquisition		135.8

4. Acquisition of additional interest in existing subsidiaries during the year ended 30th June 2006 were as follows:

a) On 20th July 2005, Tractors Malaysia (1982) Sdn. Bhd. acquired the balance 5% equity interest in Columbia Chrome (Malaysia) Sdn. Bhd. which then became a wholly-owned subsidiary, for RM63,480.

b) On 11th November 2005, Bow Ma Motors (South China) Limited acquired the remaining 10% equity interest in Hainan Dejie Motor Limited for RMB1.5 million. As a result, Hainan Dejie Motors Limited became a wholly-owned subsidiary of Bow Ma Motors (South China) Limited.

c) The privatisation of Tractors Malaysia Holdings Berhad was completed on 24th February 2006. The consideration was settled by the issuance of 41,139,600 new ordinary shares of RM0.50 each in Sime Darby Berhad and RM75.3 million in cash.

d) As at 12th June 2006, the equity interest of Sime Darby Motors Sdn. Bhd. ("SDMSB") in Hyundai – Sime Darby Berhad had increased from 98.80% to 99.57% following the acquisition of shares by SDMSB pursuant to the unconditional voluntary exit offer by SDMSB.

The minority interests acquired and the cash outflow arising from the acquisition of additional interest in existing subsidiaries were analysed as follows:

	Year ended 30th June 2006
Minority interests acquired	200.4
Goodwill written off to retained profits	127.2
Purchase consideration including direct costs relating to the acquisition	327.6
Shares issued as consideration	(241.5)
Net cash outflow on acquisition	86.1

Amounts In RM million unless otherwise stated

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations (continued)

5. The following subsidiaries were incorporated during the year ended 30th June 2006:

   a) On 1st September 2005, Sime Singapore Limited incorporated Sime Darby Motor Group (Australia) Pty Limited whose principal activity will be investment holding.

   b) Sime LCP Power Company Limited was incorporated on 19th December 2005 in Thailand. The entire share capital of the company is held by Sime Darby Eastern Limited. The company is currently dormant.

   c) On 18th February 2006, Dunlopillo Holdings Sdn. Bhd. incorporated Dunlopillo (Middle East) FZE whose principal activities will be the manufacturing and trading of mattresses and related bedding products for the United Arab Emirates and West Asia markets.

   d) On 20th March 2006, Dunlopillo (Singapore) Pte Ltd (formerly known as Conquip (Private) Limited) and PT Dunlopillo Indonesia set up a 70 : 30 joint venture company known as PT Sime Dunlopillo Indonesia ("PTSDI"). The principal activity of PTSDI will be the distribution of mattresses and related bedding products in Indonesia.

   e) On 18th April 2006, The China Engineers (BVI) Limited incorporated Xiamen CEL Heavy Equipment Company Limited whose principal activities will be the wholesale, import and export of heavy equipment and provision of maintenance, advisory and rental services.

   There were no material effects arising therefrom.

6. There were no significant discontinued operations during the period under review.

A13. Contingent liabilities – unsecured

	As at 22nd August 2006	As at 30th June 2005
Trade and performance guarantees	1,753.2	2,266.0
Claims pending against subsidiaries	99.1	81.1
	1,852.3	2,347.1

Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

B1. Review of results for the quarter and year ended 30th June 2006

	Quarter ended 30th June		Year ended 30th June	
	2006	2005	2006	2005
Profit before unusual items and interest				
Plantations	83.4	59.8	249.8	272.9
Property	83.2	55.4	229.5	325.7
Heavy Equipment	155.4	120.4	570.2	457.7
Motor Vehicle	121.8	104.8	360.0	300.0
Energy and Utilities	104.3	61.6	296.7	210.4
General Trading, Services and Others	24.2	(5.3)	7.9	7.4
	572.3	396.7	1,714.1	1,574.1
Unusual items (Note A4)	2.4	18.6	(7.8)	(177.0)
Unallocated corporate expenses	(9.6)	(8.8)	(31.8)	(25.4)
Profit before interest	565.1	406.5	1,674.5	1,371.7

Higher profit was recorded by the Plantations Division in the quarter under review due to higher sales volume and improved crude palm oil ("CPO") price of RM1,428 (2005 : RM1,398) per tonne. For the financial year ended 30th June 2006, the reduced profitability compared to the preceding year was mainly due to lower sales volume and lower CPO and palm kernel prices. For the financial year, the selling prices of CPO and palm kernel averaged RM1,407 (2005 : RM1,439) and RM953 (2005 : RM1,036) per tonne respectively.

The Property Division's earnings improved due to increased unit sales, higher percentage completion and increased high margin products in the sales mix. For the year ended 30th June 2006, profitability was affected by the absence of gains from land sales recorded in the previous corresponding period.

The Heavy Equipment Division's earnings remained buoyant mainly due to continued strong demand from the construction and mining sectors in Australia and increased sale of equipment to oil and gas sector.

The better profits recorded by Motor Vehicle Division were mainly due to higher sales and profits recorded in the China operations.

Energy and Utilities Division reported higher profits mainly due to the increased overall turnover and the improved profits recorded by an associate.

The General Trading, Services and Others' earnings improved due to higher profits recorded by travel and industrial products. The divestment exercise of loss making units has also contributed positively to the improved performance.

Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 30th June 2006		Quarter ended 31st March 2006	
		%		%
Profit before unusual items and interest				
Plantations	**83.4**	**14.6**	45.0	12.3
Property	**83.2**	**14.5**	53.4	14.6
Heavy Equipment	**155.4**	**27.2**	156.9	42.8
Motor Vehicle	**121.8**	**21.3**	48.3	13.2
Energy and Utilities	**104.3**	**18.2**	65.8	18.0
General Trading, Services and Others	**24.2**	**4.2**	(3.3)	(0.9)
	572.3	**100.0**	366.1	100.0
Unusual items (Note A4)	**2.4**		1.1	
Unallocated corporate expenses	**(9.6)**		(5.0)	
Profit before interest	**565.1**		362.2	

The higher profit recorded by the Plantations Division in the quarter under review compared to preceding quarter was due to higher sales volume and improved CPO price.

The results of Heavy Equipment Division remained at the same high level as in the preceding quarter.

The same factors set out in Note B1 contributed to changes in the results of the current quarter as compared to the preceding quarter for the Property, Motor Vehicle, Energy and Utilities and General Trading, Services and Others Division.

B3. Prospects

Barring any unforeseen circumstances, the Board is optimistic that the results for the new financial year will continue to show improvement in the performance of the Group.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

Notes on the quarterly report – 30th June 2006
Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 30th June		Year ended 30th June	
	2006	2005	2006	2005
In respect of the current period:				
- Income tax	127.6	151.7	439.7	481.1
- deferred tax	20.9	(21.9)	3.3	(26.2)
	148.5	129.8	443.0	454.9
In respect of prior years:				
- income tax	(14.5)	(24.0)	(13.6)	(31.0)
	134.0	105.8	429.4	423.9
Share of taxation of associates	(2.1)	1.2	9.7	7.5
	131.9	107.0	439.1	431.4

The effective tax rate for the year ended 30th June 2006 of 26.7% was lower than the Malaysian statutory tax rate due mainly to lower tax rates applicable to certain foreign associates and the reversal of tax overprovided in prior years.

B6. Profits/(losses) on sale of unquoted investments and properties

The profits/(losses) on sale of unquoted investments and properties during the quarter and year ended 30th June 2006 are set out in Notes A4 and A12.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movement during:	Quarter ended 30th June 2006	Year ended 30th June 2006
- Total purchases	-	-
- Total disposals	-	29.6
- Total gain on disposals	-	3.0

Balances:	As at 30th June 2006
- Cost	13.1
- Carrying value	3.6
- Market value	6.1

Amounts in RM million unless otherwise stated

B8. Status of corporate proposals

1. Corporate proposal announced but not completed as at 22nd August 2006.

   On 21st June 2006, Sime Malaysia Region Berhad entered into a Share Sale Agreement ("SSA") with Conoco Jet (Malaysia) Sdn. Bhd. ("CJSB") for the disposal of its entire 51% equity interest in Sime Conoco Energy Sdn. Bhd. to CJSB, for a total cash consideration of USD0.5 million. The completion of the SSA is conditional upon the approvals of the Foreign Investment Committee, the Ministry of Domestic Trade and Consumer Affairs and other relevant regulatory authorities, if required.

2. Corporate proposals completed after 30th June 2006.

   a) On 10th April 2006, Sime Malaysia Region Berhad, Sime Darby Nominees Sendirian Berhad and SD Holdings Berhad, who collectively hold 99.64% equity interest in Century Automotive Products Sdn. Bhd. ("CAP") entered into a Sale and Purchase Agreement with Ramcar Battery Sdn. Bhd. for the disposal of all their respective equity interests in CAP for a total consideration of RM14.6 million. The disposal was completed on 24th July 2006.

   b) On 8th March 2006, Sime Darby Motors (Nissan China) Holdings Limited entered into an Equity Interest Transfer Contract with Ms. Ma Qin, Yunnan Kai Cheng Economic and Trading Company Limited and Yunnan Sime Winner Motor Services Co. Limited ("YSW") for the disposal of its entire 90% equity interest in YSW for RMB5.5 million. The disposal was completed on 25th July 2006.

   c) On 6th February 2006, AmMerchant Bank Berhad ("AmMerchant") announced on behalf of Sime Darby Berhad and Hyundai - Sime Darby Berhad ("HSD"), the proposed voluntary withdrawal of HSD from the Official List of Bursa Malaysia Securities Berhad pursuant to Paragraph 16.04 of the Bursa Malaysia Securities Berhad's Listing Requirements ("Proposed Withdrawal"). The Proposed Withdrawal was approved by shareholders and warrantholders of HSD at the Extraordinary General Meeting and Warrantholders' Meeting held on 24th April 2006.

      Pursuant to section 12(2) of the Malaysian Code on Take-Overs and Mergers 1998, a written notice of unconditional voluntary exit offer was served on the Board of HSD on 24th April 2006. The Exit Offer was issued by AmMerchant on behalf of Sime Darby Motors Sdn. Bhd. ("SDMSB") on 8th May 2006 and at the closing date on 7th July 2006, acceptances amounting to 2,018,670 shares and 510,820 warrants from HSD's minority shareholders and warrantholders have been received.

      SDMSB will within two (2) months from 6th July 2006, being the date on which more than 90% of HSD's minority shareholders have accepted the offer, invoke the provisions of Section 34 of the Securities Commission Act 1993 to compulsorily acquire the remaining shares for which acceptances have not been received under the Exit Offer. The entire issued and paid up share capital and warrants of HSD were delisted from the Official List of Bursa Malaysia Securities Berhad with effect from 26th July 2006.

   d) On 31st July 2006, Sime Darby Eastern Limited acquired the entire equity interest in Fortum Energy Solutions (Thailand) Company Limited ("FEST") for Euro 1.1 million. FEST is principally involved in the provision of operation and maintenance services to power plants in Thailand.

Amounts in RM million unless otherwise stated

B9. Group borrowings

	As at 30th June 2006
Loans and financing - Non-current	
Term loans - secured	77.2
- unsecured	1,006.0
Al Murabahah Medium Term Notes - unsecured	1,000.0
	2,083.2
Short term borrowings - Current	
Bank overdrafts - unsecured	11.8
Portion of term loans due within one year - secured	52.0
- unsecured	20.9
Other short term borrowings - secured	38.9
- unsecured	1,133.0
	1,256.6

The Group borrowings in RM equivalent analysed by currency were as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	1,137.4	647.0
Singapore dollar	76.2	13.9
Australian dollar	–	363.0
Chinese renminbi	–	106.0
Hong Kong dollar	–	1.1
Thai baht	69.9	23.9
New Zealand dollar	4.6	79.4
US dollar	795.1	22.3
	2,083.2	1,256.6

The secured term loans and short term borrowings are secured by property, plant and equipment, a property development project and current assets of certain subsidiaries.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 30th June 2006 were 5.13% and 5.98% per annum, respectively.

The RM500 million 7 years and RM500 million 4 years Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with profit rates of 4.38% and 4.30% per annum, respectively.

Amounts in RM million unless otherwise stated

B9. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiaries in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at their contracted rates.

As at 22nd August 2006, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM841.4 million and RM1,055.1 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 14 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiaries which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows:

Less than 1 year	RM139.4 million
Later than 1 year and not later than 5 years	RM908.7 million
Later than 5 years	RM36.1 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 37 of the annual financial statements for the year ended 30th June 2005.

B11. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal.

2. Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 11th December 2006.

   SDB filed notices of appeal against the decision of the High Court on 24th April 2003. The Court of Appeal heard the appeals on 14th September 2005 and a decision is awaited. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against SDB.

Amounts in RM million unless otherwise stated

B11. Material litigation (continued)

3. Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet.

   SDB is now appealing against the Senior Assistant Registrar's decision for refusal to strike out TCSB's counterclaim. The court has fixed the appeal for hearing on 13th September 2006.

4. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

   On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK$107 million. CM2 was ordered to disclose all its assets in Hong Kong up to HK$107million. Sime Winner received an affidavit on 4th January 2006 on the disclosure of CM2 assets, but found it insufficient and is demanding further disclosure and explanation. Sime Winner has yet to receive any reply on this further disclosure.

   As answers are not forthcoming, Sime Winner has applied to court to interrogate CM2 under oath. Interrogatories were sent to CM2 on 11th May 2006 and a response is awaited.

5. Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motor Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   Renault SA had filed an application for stay of proceedings pending arbitration. The application was dismissed and an appeal to the Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings pending the result of Renault SA's appeal against the dismissal of application for stay of proceedings pending arbitration.

   TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th June 2006
Amounts in RM million unless otherwise stated

B12. Dividend

a) A gross final dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20% has been recommended and, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 15th December 2006. The entitlement date for the dividend payment is 17th November 2006. The gross final dividend declared for the previous year was 21.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28% and 5.0 sen per share Malaysian tax exempt.

A depositor shall qualify for entitlement to the dividend only in respect of :

i) shares deposited into the depositor's securities account before 12.30 p.m. on 15th November 2006 in respect of shares which are exempted from mandatory deposit;

ii) shares transferred into the depositor's securities account before 4.00 p.m. on 17th November 2006 in respect of transfers; and

iii) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad

b) A gross interim dividend of 5.0 sen (2005 – 5.0 sen) per share less Malaysian tax at 28% was paid on 19th May 2006.

c) The total dividend for the year ended 30th June 2006, is 30.0 sen per share, comprising 21.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20%. (2005 – 26.0 sen per share, comprising 21.0 sen per share less Malaysian tax at 28% and 5.0 sen per share Malaysian tax exempt).

d) The total dividend net of tax is RM574.8 million (2005 – RM483.9 million).

B13. Earnings per share

	Quarter ended 30th June		Year ended 30th June	
	2006	**2005**	**2006**	**2005**
Basic earnings per share				
Net profit for the period	**401.7**	250.1	**1,120.6**	801.2
Weighted average number of ordinary shares in issue (million)	**2,464.5**	2,389.2	**2,431.4**	2,374.6
Basic earnings per share (sen)	**16.3**	10.5	**46.1**	33.7
Diluted earnings per share				
Net profit for the period	**401.7**	250.1	**1,120.6**	801.2
Dilutive effects of outstanding employees' share options of an associate	**(0.0)**	(0.0)	**(0.2)**	(0.1)
Dilutive effects of outstanding warrants of a subsidiary not held by the Group	**(0.1)**	(0.5)	**(0.3)**	(0.9)
Diluted earnings	**401.6**	249.6	**1,120.1**	800.2
Weighted average number of ordinary shares in issue (million)	**2,464.5**	2,389.2	**2,431.4**	2,374.6
Adjustment for share options (million)	**6.0**	6.9	**7.6**	6.9
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	**2,470.5**	2,396.1	**2,439.0**	2,381.5
Diluted earnings per share (sen)	**16.3**	10.4	**45.9**	33.6

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
29th August 2006

Form Version 2.0

General Announcement

Submitted by S DARBY on 29/08/2006 05:00:50 PM
Reference No SD-060825-33761

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

I. Proposed Renewal of Authorisation to Purchase Own Shares
II. Proposed Shareholders' Mandate for Recurrent Related Party Transactions

* Contents :-

INTRODUCTION

Sime Darby Berhad ("Sime Darby" or "the Company") wishes to announce that the Company proposes to seek the approval of its shareholders for the proposed renewal of the authorisation to purchase its own shares and a mandate to enter into recurrent related party transactions of a revenue or trading nature (collectively known as "the Proposals") at the forthcoming Thirty-Eighth Annual General Meeting ("AGM") of the Company scheduled to be held on 7th November 2006.

PROPOSED RENEWAL OF AUTHORISATION TO PURCHASE OWN SHARES

The shareholders of Sime Darby had, at the AGM held on 25th October 2005, approved the renewal of the authorisation for the Company to buy back up to 10% of the issued share capital of the Company. The said authorisation will expire at the conclusion of the forthcoming AGM of the Company and Sime Darby proposes to seek a renewal of the authorisation at the said AGM.

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS

At the AGM held on 25th October 2005, the shareholders of Sime Darby had also granted a mandate for Sime Darby and/or its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the day-to-day operations of the Group, provided such transactions are made at arm's length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the conclusion of the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of Bursa Malaysia Securities Berhad ("BMSB")'s Listing Requirements and Practice Note No. 12/2001, Sime Darby proposes to seek a new shareholders' mandate to allow the Company and/or its subsidiary companies to enter into recurrent related party transactions at the forthcoming AGM of the Company.

CIRCULAR TO SHAREHOLDERS

A circular containing details of the Proposals will be dispatched to the shareh .lders of Sime Darby in due course.

This announcement is dated 29th August 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: